UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of November 2012
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the press release of the Registrant, dated November 29, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
(Registrant)

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  November 30, 2012

Exhibit No.	Description
1	Press release dated November 29, 2012

Exhibit 1

Jinpan International Declares Special Dividend and Announces Change from Semi-Annual to Quarterly Dividends

-- Company Announces Special Dividend $0.04 per Common Share and Quarterly Dividends of $0.03 per Common Share --

CARLSTADT, N.J., Nov. 29, 2012 /PRNewswire/ -- Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that its Board of Directors has adopted a resolution to pay dividends totaling $0.16 per common share.   A special dividend of $0.04 per common share will be payable on December 21, 2012 to shareholders of record on December 10, 2012.  Quarterly dividends of $0.03 per common share will be paid in March, June, September, and December 2013.  In each quarter of 2013, the Company will set and announce the distribution and record dates of that quarter's dividend.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented:

"We are pleased to continue our cash dividend for the ninth consecutive year.  Dividends that will be distributed in December 2012 and in 2013 will total $0.16 per common share, which represents a 14% increase over dividends of $0.14 per common shares that we paid in each of 2010, 2011 and from January to November of 2012.  We decided to pay a special dividend in December 2012 so investors can maximize the value of their proceeds prior to any potential tax increase on dividends in 2013.  Our decision to begin paying dividends quarterly reflects our confidence in our ability to generate earnings in both prosperous and challenging times, our ongoing commitment to return value to shareholders, and our optimism about the future of Jinpan as we prepare to make operational our fourth China-based manufacturing facility in Guilin."

Future declarations of dividends are subject to Board approval and may be adjusted as business needs or market conditions change.

About Jinpan International Ltd

Jinpan International Ltd. (NASDAQ: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its United States office is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2011 and our subsequent reports on Form 6-K.
Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Jinpan International Ltd.

CONTACT: At Jinpan International Ltd.: Mark Du, Chief Financial Officer, +1-201-460-8778; At ICR, Inc.: In U.S., Bill Zima, +1-646-308-1630